Exhibit 99.3

RIO ALTO MINING LIMITED

ANNUAL INFORMATION FORM

For the Financial Year Ended May 31, 2010

August 25, 2010

TABLE OF CONTENTS

INTRODUCTION	1

GLOSSARY OF TERMS	1

ABBREVIATIONS AND CONVERSIONS	7

FORWARD-LOOKING INFORMATION	8

SCIENTIFIC AND TECHNICAL INFORMATION	9

CORPORATE STRUCTURE	9

GENERAL DEVELOPMENT OF THE BUSINESS	10

DESCRIPTION OF THE BUSINESS	12

INFORMATION REGARDING DOING BUSINESS IN PERU	16

RISK FACTORS	25

DIVIDENDS	32

CAPITAL STRUCTURE	33

MARKET FOR SECURITIES	33

ESCROWED SECURITIES	34

DIRECTORS AND OFFICERS	34

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	40

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40

TRANSFER AGENTS AND REGISTRARS	40

MATERIAL CONTRACTS	40

INTERESTS OF EXPERTS	40

ADDITIONAL INFORMATION	41

SCHEDULE A	42

INTRODUCTION

This is the Annual Information Form for Rio Alto Mining Limited (“Rio Alto” or the “Company”) dated as at August 25, 2010. Unless otherwise indicated, information in this Annual Information Form is provided as of May 31, 2010.

GLOSSARY OF TERMS

In this Annual Information Form, the terms set forth below have the meanings indicated:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000 c.B-15, as amended, including all regulations promulgated thereunder;

“Affiliate” means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a)	a company controlled by that Person, or

(b)	an Affiliate of that Person or an Affiliate of any company controlled by that Person;

“assay” is an analysis to determine the amount or proportion of the element of interest contained within a sample;

“Associate” when used to indicate a relationship with a Person, means:

(a)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b)	any partner of the Person,

(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(d)	in the case of a Person, who is an individual:

(i)	that Person’s spouse or child, or

(ii)	any relative of the Person or of his spouse who has the same residence as that Person;

but

(e)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member Company or holding company of a Member Company, then such determination shall be determinative of their relations in the application of Rule D with respect to that Member firm, Member Company or holding company;

“Ball mill” is a horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder;

“Carbonaceous” means containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass;

“Carbon-in-leach” is a process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon particles occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

“Common Shares” means the common shares in the capital of the Company;

“concentrate” is a processing product containing valuable ore mineral from which most of the waste mineral has been eliminated;

“Contained ounces” represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process;

“Contango” is the positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates;

“Company”or “Rio Alto” means Rio Alto Mining Limited (formerly Mexican Silver Mines Ltd. “Mexican Silver”);

“Concession” is that portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface;

“Crushing” means the breaking of ore from the size delivered from the mine into smaller more uniform fragments;

“cut-off grade” is the minimum metal grade at which material can be economically mined and processed and is used in the calculation of ore reserves;

“Development” is work carried out for the purpose of opening up a mineral deposit. In an open pit mine this includes the removal of overburden or waste rock. In an under ground mine this includes shaft sinking, ramping, crosscutting, drifting and raising;

“Dilution” is sub-economic material unavoidably included with mined ore, lowering the overall mined grade;

“Doré” is unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be refined into almost pure metal;

“Drift” is a horizontal or near horizontal tunnel driven within or alongside an ore body and aligned parallel to the long dimension of the ore;

“Drift-and-fill” is a method of underground mining used for flat-lying mineralization or where ground conditions are less competent;

“drilling” generally consists of core drilling, reverse circulation drilling, conventional rotary drilling and in-fill drilling. “Core drilling” is a drilling method that uses a rotating barrel and an annular-shaped, diamond impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected for examination. “Reverse circulation” drilling is a drilling method that uses a rotating cutting bit within a double-walled drill pipe that produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the pipe for examination. “Conventional rotary” is a drilling method that produces rock chips similar to reverse circulation drilling, except that the sample is collected using a single-walled pipe. Air or water circulates down the center of the pipe and returns chips to the surface around the outside of the pipe. “In-fill” drilling is the collection of additional samples between existing samples used to provide more geologic detail and provide more closely-spaced assay data;

“Dump leaching” is a process whereby gold is extracted by heaping broken, uncrushed (run-of-mine) ore on sloping impermeable pads and applying a weak cyanide solution which dissolves a portion of the contained gold. The gold laden or pregnant solution is collected for gold recovery;

“Exchange” or “TSX-V” means the TSX Venture Exchange Inc.;

“exploration” is prospecting, sampling, mapping, drilling and other work involved in locating the presence of potentially economic mineral deposits and establishing the nature, shape and grade of such deposits;

“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste;

“g/t Au” means grams per tonne gold;

“grade” is the amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals;

“grinding (milling)” is powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing;

“g/t Ag” means grams per tonne silver;

“Heap leaching” is a process whereby gold is extracted by heaping crushed ore on sloping impermeable pads and applying a weak cyanide solution which dissolves a portion of the contained gold. The gold laden or pregnant solution is collected for gold recovery;

“IAMGold” means IAMGold - Quebec Management Inc., a company incorporated under the laws of the Province of Quebec;

“IAMGold Warrants” means the warrants to acquire 1,500,000 common shares of RAML with a conversion price of $0.30 per share issued to IAMGold pursuant to the La Arena Agreement and having an expiry date of June 25, 2012 which were subsequently exchanged for warrants to purchase Common Shares on the same terms pursuant to the Rio Alto Transaction;

“Indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“La Arena” means La Arena S.A., a Company incorporated under the laws of the country of Peru, which is a subsidiary of IAMGold;

“La Arena Agreement” means the option and earn-in agreement dated June 15, 2009 among Rio Alto, La Arena and IAMGold whereby Rio Alto acquired the La Arena Option and the La Arena Earn-In and obtained managerial and operational control over La Arena;

“La Arena Earn-In” means the earn-in right to acquire up to 38.7% of the issued and outstanding shares of La Arena by expending up to US$30,000,000 on the La Arena Project, such right having been acquired by Rio Alto from IAMGold pursuant to the La Arena Agreement;

“La Arena Option” means the option to purchase all of the issued and outstanding shares of La Arena by making cash payments of US$47.55 million (subject to adjustments) to IAMGold, such option having been acquired by Rio Alto from IAMGold pursuant to the La Arena Agreement;

“La Arena Project” means the mineral rights and interests to explore and exploit minerals from approximately 20,673 hectares consisting of the Mining Concessions held by La Arena;

“Measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mexican Silver Guernsey” means Mexican Silver Mines (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey, a wholly-owned subsidiary of the Company;

“Mexican Silver Mexico” means Materias Primas y Minerals La Iguana S.A. de C.V., incorporated under the laws of the country of Mexico, which was 99.99% owned by Mexico Silver Guernsey and was the company through which the Company owned the Mexico Property;

“Mexico Property” means, collectively, the Vallecillo project, Mamulique project and the La Blanca property;

“Mill” is a processing facility where ore is finely ground or is also the device used to perform grinding (milling);

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves;

“mineral resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories;

“mining concessions” means the 44 mining concessions held by La Arena S.A.;

“Net profits interest royalty” is a royalty based on the profit remaining after recapture of certain operating, capital and other costs;

“Net smelter return royalty” is a royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators;

“open pit mine” is a mine where materials are removed from a working that is open to the surface;

“ore” is rock containing metallic or non-metallic minerals that can be mined and processed at a profit;

“ore body” is a sufficiently large amount of ore that is contiguous and can be mined economically;

“Oxide ore” is mineralized rock in which some of the original materials have been oxidized. Oxidization tends to make ore more amenable to cyanide solutions so that minute particles of gold will be dissolved;

“Premier Transaction” means the acquisition by the Company of all the securities of Mexican Silver Guernsey for the issuance of 15,434,782 Common Shares at a deemed price of $0.26 per share and 217,392 Premier Warrants which closed on May 7, 2007;

“Premier Warrants” means warrants to purchase Common Shares issued pursuant to the Premier Transaction, each warrant entitling the holder thereof to purchase one Common Share upon payment of the exercise price of $0.50 per share on or before August 15, 2008;

“Probable mineral reserve” is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

“Qualified Person” see “Scientific and Technical Information”;

“RAML” means Rio Alto Mining Limited, that was a wholly-owned subsidiary of the Company incorporated under the laws of British Columbia, which was acquired by the Company pursuant to the Rio Alto Transaction on June 25, 2009 and was amalgamated with the Company on July 24, 2009 pursuant to the Vertical Amalgamation;

“RAML Finder Warrants” means the warrants to purchase common shares of RAML issued pursuant to the private placement completed immediately prior to the Rio Alto Transaction with an exercise price of $0.20 per share and expiry date of June 25, 2010 which were subsequently exchanged for warrants to purchase Common Shares on the same terms;

“RAML Transaction” means the acquisition by the Company, by way of three-cornered amalgamation, of all of the issued and outstanding securities of RAML which occurred on June 25, 2009 and whereby the Company issued 35,143,411 Common Shares, 2,500,000 RAML Transaction Warrants and 329,000 RAML Finder Warrants to former securities holders of RAML and exchanged the IAMGold Warrants for 1,500,000 warrants to purchase Common Shares with the same terms;

“RAML Transaction Warrants” means the 2,500,000 warrants to purchase Common Shares issued pursuant to the Rio Alto Transaction with an exercise price of $0.20 per share and expiry date of June 25, 2012;

“Reclamation” is a process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas;

“Reclamation and closure costs” are the costs of reclamation and other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an exploration program or operating mine;

“recovery rate” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as the percentage of the material recovered compared to the total material originally present;

“refining” is the final stage of metal production in which impurities are removed from molten metal;

“Rio Alto Peru” means Rio Alto S.A.C., a Company incorporated under the laws of the country of Peru, being a former wholly-owned subsidiary of RAML which subsequently became a wholly-owned subsidiary of the Company following the Vertical Amalgamation;

“Roasting” is the treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic);

“shaft” is a vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock;

“tailings” is the material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing;

“Tailings storage facility” is a natural or man-made confined area suitable for depositing the material that remains after the treatment of ore;

“Technical Report” see “Scientific and Technical Information”;.

“Vertical Amalgamation” means the vertical amalgamation of the Company and its wholly-owned subsidiary RAML whereby the Company changed its name to “Rio Alto Mining Limited” effective July 24, 2009 and Rio Alto Peru became a wholly-owned, direct subsidiary of the Company.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS AND CONVERSIONS

In this Annual Information Form, the following abbreviations and conversions are used:

Abbreviations

Au	Gold

Ag	Silver

Cu	Copper

Conversions

To convert from	To	Multiply by
Troy ounces	Grams	31.10348
Troy ounces per short ton	Grams per tonne	34.28600
Pounds	Tonnes	0.00045
Tons	Tonnes	0.90718
Tonnes	Pounds	2,204.6
Part per million (ppm)	Grams	1.0
Feet	Meters	0.30480
Miles	Kilometres	1.6093
Acres	Hectares	0.40468

FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", “propose”, "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this Annual Information Form and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this Annual Information Form contains forward-looking statements, pertaining to the following:

  capital expenditure programs;

  development of resources;

  treatment under governmental regulatory and taxation regimes;

  expectations regarding the Company’s ability to raise capital;

  expenditures to be made by the Company to meet certain work commitments; and

  work plans to be conducted by the Company.

With respect to forward-looking statements listed above and contained in this Annual Information Form, the Company has made assumptions regarding, among other things:

  the legislative and regulatory environment;

  the impact of increasing competition;

  unpredictable changes to the market prices for gold, copper and silver;

  that costs related to development of mine properties remain consistent with historical experiences;

  anticipated results of exploration activities; and

  the Company’s ability to obtain additional financing on satisfactory terms.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

  volatility in the market prices for mineral products and metals;

  uncertainties associated with estimating resources;

  geological, technical, drilling and processing problems;

  liabilities and risks, including environmental liabilities and risks, inherent in the mining and mineral exploration business;

  fluctuations in currency and interest rates;

  incorrect assessments of the value of acquisitions;

  unanticipated results of exploration activities;

  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; and

  unpredictable weather conditions.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of these risk factors set forth above.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form related to mineral reserves, mineral resources or geology of the La Arena Project, Peru (see National Instrument 43-101 La Arena Project, Peru Technical Report effective March 31, 2008, a copy of which is available at www.sedar.com, is based on information prepared by Linton Kirk, BE (Mining),FAusIMM, Jan de Visser, PhD (Geol), MSc (Geol), MAusIMM and Christopher Witt BSc (Met), MAusIMM , all, at the time, of Coffey Mining Pty Ltd. at the effective date of the Technical Report. Each of Messrs. Kirk, de Visser and Witt is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association. The scientific and technical information regarding La Arena Project included in this Annual Information Form has been reviewed and verified by Mr. Linton Kirk of Coffey Mining Pty Ltd. Mr. Kirk is the Company’s “Qualified Person” as defined by National Instrument 43-101.

CORPORATE STRUCTURE

Name, Address and Inter-corporate Relations

The Company’s head office is at 1720, One Bentall Centre, 505 Burrard Street, Box 62, Vancouver, British Columbia, V7X 1M6. Its principal business office is Calle Esquilache 371, Oficina 1402, San Isidro, Lima 27 Peru and its registered office is located at 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1.

The Company’s name is Rio Alto Mining Limited and it is incorporated under the ABCA. The following paragraphs describe amendments to the Company’s articles and constating documents since it was originally incorporated in 1987.

The Company was incorporated as "Waterford Resources Inc." pursuant to the Company Act (British Columbia) on April 3, 1987. By an Altered Memorandum, as altered by a special resolution passed on May 28, 1992, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of four old common shares for one new common share and the name of the Company was changed to "Premier Minerals Ltd.". A Certificate of Change of Name was issued on June 2, 1993, with respect to the name change to "Premier Minerals Ltd.". By an Altered Memorandum, as altered by a special resolution passed on March 20, 2000, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of two old common shares for one new common share and the name of the Company was changed to "Premier Diamond Corp.". A Certificate of Change of Name was issued on March 2, 2001, with respect to the name change to "Premier Diamond Corp.". On June 24, 2005, the Company was transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia). On May 7, 2007 Premier Diamond Corp. was continued from the Province of British Columbia into the Province of Alberta and changed its name to Mexican Silver Mines Ltd.

On May 7, 2007, the Company completed the Premier Transaction whereby the Company acquired all of the securities of Mexican Silver Guernsey. Prior to its disposition on May 31, 2010 Mexican Silver Guernsey owned 99.99% of the issued and outstanding shares in the capital of Mexican Silver Mexico which holds the Mexico Property.

On June 25, 2009, the Company completed the RAML Transaction whereby the Company acquired all of the securities of Rio Alto. On July 24, 2009, the Company completed the Vertical Amalgamation whereby its name was changed to "Rio Alto Mining Limited".

On May 31, 2010, the Company sold Mexican Silver Mexico, resulting in termination of the Company’s operations and holdings in Mexico.

Inter-company Relationships

Currently, the Company has two direct wholly-owned subsidiaries Rio Alto S.A.C a company incorporated under the laws of Peru and Mexican Silver (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey.

In addition, the Company, through Mexican Silver Guernsey, has the option to acquire up to 100% interest in La Arena S.A.(Peru) pursuant to the La Arena Agreement.

GENERAL DEVELOPMENT OF THE BUSINESS Three Year History 2008

On January 23, 2008, the Company received assay results from drilling on the Vallecillo project, in Mexico. The Company completed a 13-hole drill program, received results from four drill holes on December 5, 2007 and received results from a further five holes on January 23, 2008 with results from four holes outstanding. The results of the five holes received on January 23, 2008 showed anomalous but uneconomic lead, silver and zinc values.

On February 19, 2008, the Company received surface and historical shaft exploration results and compiled a drill plan for the Mamulique project located 30 kilometres northeast of Monterrey, Mexico at the southernmost tip of the Anillo de Fuego Property.

On May 12, 2008, the Company received assay results from three drill holes of its La Blanca property which identified a new silver-lead-zinc vein. Three drill holes tested the mineralized area for 500 metres in length. All three drill holes cut uneconomic mineralization.

2009

On January 6, 2009, the Company extended the expiry date of 420,000 Common Share purchase warrants expiring on January 10, 2009 and 4,380,000 Common Share purchase warrants expiring on May 7, 2009, both having conversion prices of $0.50 per share and 6,420,750 Common Share purchase warrants expiring June 29, 2009 having a conversion price of $1.30 per share to May 30, 2010. The Common Share purchase warrants having a conversion price of $1.30 were extended on March 22, 2010 until December 31, 2010.

March 10, 2009, the Company entered into a letter of intent with RAML with respect to the Rio Alto Transaction whereby the Company agreed to acquire RAML subject to RAML acquiring the La Arena Option and Earn In Agreement.

June 15, 2009, RAML entered into the La Arena Agreement whereby it acquired from IAMGold the La Arena Option and the La Arena Earn-In in exchange for US$1,000,000 (paid by the issuance of 5,784,717 shares of RAML), the issuance of 5.5% of the issued and outstanding shares of RAML (being 2,234,794 shares) and the issuance of the IAMGold Warrants.

June 16, 2009, the Company entered into a definitive three-cornered amalgamation agreement with RAML with respect to the RAML Transaction.

June 29, 2009, the Company completed the RAML Transaction. Prior to completion of the RAML Transaction, RAML completed a private placement of 19,408,617 RAML common shares for gross proceeds of $3,881,723 (including the initial US$1,000,000 payment made to IAMGold described above and a subscription by the Company for 5,000,000 shares. Finders acting with respect to this private placement received the RAML Finder Warrants.

In conjunction with completion of the RAML Transaction, the composition of the board of directors of the Company was changed such that the board was composed of: Feisal Somji, Roger Norwich, Daniel Kenney, Klaus Zeitler, Alex Black and Anthony Hawkshaw. Further, Anthony Hawkshaw replaced Brian Farrell as Chief Financial Officer of the Company, Alex Black was appointed Chief Operating Officer of the Company and Raul Paul Ramirez Morton was appointed Vice President, Mexican Operations, of the Company.

2010

On August 5, 2009, the Company announced that La Arena had completed the acquisition of 100 per cent of the surface rights over the gold oxide resource at the La Arena Project.

On September 21, 2009, Rio Alto announced that La Arena S.A. had filed an Environmental Impact Assessment (“EIA”) with Peruvian authorities to develop a 24,000 tpd open pit gold oxide mine at the La Arena Project.

On October 28, 2009 the Company announced that its Common Shares were listed for trading on the Bolsa de Valores de Lima.

On December 12, 2009 Rio Alto announced that it had closed a private placement of Common Shares at a price of $0.36 per Common Share to Peruvian investors for gross proceeds of $6.136 million and that it paid an agent’s fee in connection with the private placement of $398,850.

On March 15, 2010, the Company announced that Drago Kisic Wagner had been appointed to the board of directors of Rio Alto and that he had been granted options to acquire 180,000 common shares of the Company. Such options were fully vested, would expire on March 15, 2015 and were exercisable at $0.70 per common share.

On March 22, 2010, the TSX Venture Exchange approved the Company’s application to extend the expiry date of 6,420,750 warrants convertible into common shares upon payment of $1.30 per common share until December 31, 2010.

On April 8, 2010, Rio Alto announced that it had entered into terms for a gold prepayment facility for the amount of US$24.25 million (the “Gold Prepayment Facility”). The Company will be required to pay a cash arrangement fee of US$750,000 for assistance in arranging the facility. Under the terms Rio Alto would be required to deliver 36,800 ounces of gold over a forty-month period commencing eight months after the receipt of funds under the Gold Prepayment Facility to settle the prepayment amount.

On May 3, 2010, the Company commenced trading on the OTC QX®, the premier tier of the United States Over-the-Counter market.

On May 20, 2010, the Company closed the first tranche of a private placement of 10,097,162 common shares at $0.75 per share for gross proceeds of $7,510,000 (US$7,270,000). A cash finder’s fee of US$510,000 was paid for assistance in arranging the first tranche of the placement.

On May 28, 2010, the Company announced that it had closed the final tranche of the previously announced $0.75 per share private placement for gross proceeds of $943,108. A total of 11,354,639 common shares were issued pursuant to this $0.75 per share private placement for aggregate gross proceeds of $8,453,108. Certain insiders of Rio Alto participated in this private placement and purchased in aggregate 1,100,000 common shares for $825,000.

On May 31, 2010, the Company sold its interest in Mexican Silver Mexico for consideration of US$115,371 and a 1 per cent Net smelter return royalty to a maximum amount of US$1 million over the Mexico Property. This disposal resulted in a non-cash operating charge to the 2010 accounts of $9.337 million.

On June 2, 2010, the Company announced that it closed a private placement of 10,200,000 common shares at $0.76 per share for gross proceeds of $7,752,000. A cash finder’s fee of $542,640 was paid for assistance in arranging the placement.

On July 20, 2010, La Arena S.A. had received notification from the Peruvian Ministry of Energy and Mines that its EIA had been accepted. In a news release on July 21, 2010, Rio Alto announced that it had selected a contractor to conduct the civil work for a leach pad, waste dumps, ponds and site infrastructure for the gold oxide leach mine at La Arena. At the same time the Company announced that it and Red Kite Explorer Trust had commenced preparation of definitive documentation for the Gold Prepayment Facility and that planning had commenced for a feasibility study of the La Arena Sulphide Project.

DESCRIPTION OF THE BUSINESS

General Information

The Company is engaged in exploration and development of mineral properties with its current focus on the development of the La Arena Project.

Acquisition of Interest in La Arena Project

Prior to completion of the Rio Alto Transaction, RAML acquired the La Arena Option to purchase all of the shares of La Arena for consideration of cash payments of USD$47.55 million (subject to certain adjustments) as well as the Earn-In right to acquire up to 38.7% of the shares of La Arena by incurring expenditures of up to USD$30 million on the La Arena Project, pursuant to the La Arena Agreement with IAMGold. The consideration paid to IAMGold for this option and earn-in right was 5,784,717 common shares of RAML at a deemed price of $0.20 per share, and a 5.5% interest in RAML was granted to IAMGold represented by the issuance of 2,234,794 common shares of RAML and the IAMGold Warrants, all of which securities were exchanged for securities of the Company pursuant to the Rio Alto Transaction.

La Arena Project

A more complete description of the La Arena Project may be found within the Technical Report a copy of which is available on the Company’s profile on SEDAR at www.sedar.com. The following is a summary of the Project.

The La Arena Project consists of approximately 20,673 hectares in 44 concessions located 480km north-northwest of Lima, the capital of Peru, and approximately 18 km from Huamachuco, a town of approximately 20,000 people. It is situated on the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level.

The La Arena Project lies within a multi-million ounce gold district that includes the Lagunas Norte mine (Barrick Gold Corporation) located at Alto-Chicama, the Comarsa mine (Compania Minera Aurifera Santa Rosa S.A.), the La Virgen mine (Compania Minera San Simon S.A.), the Shahuindo gold-silver exploration project (Sulliden Exploration Inc.) and the Tres Cruces gold exploration project (New Oroperu Resources Inc.).

The Lagunas Norte mine produced 1.0 million ounces of gold in 2009 at total cash costs of $138 per ounce. Proven and probable mineral reserves at Lagunas Norte, as of December 31, 2009, were estimated at 7.5 million ounces of gold. This information is taken from Barrick Gold Corporation’s website on June 23, 2010.

The La Arena Project can be accessed via a 160 km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and past Alto Chicama. The road from Alto Chicama to the La Arena Project has recently been paved. An air strip that accommodates small airplanes is also present at Huamachuco.

La Arena Mineralogy

The mineral resource of La Arena Project comprises an oxide portion containing gold mineralization and a sulphide fraction containing both primary and secondary copper mineralization. It is proposed that the gold bearing oxide material will be processed via a dump leach and, in the future, the copper sulphide ore will be treated via a conventional grinding and flotation circuit.

La Arena Probable Ore Reserve

Coffey Mining estimates that the probable ore reserve at La Arena is:

Table 1.8_2 La Arena Project La Arena Project Probable Mineral Reserve
Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Sediments Porphyry	29.5 4.3	0.62 0.49	0.01 0.16	0.1 13.0	0.34 0.36	0.32 0.52	0.1 127.4	0.45 0.30	0.18 0.40	29.7 144.8	0.62 0.30	586,886 1,414,689	0.01 0.40	1,032 1,273,861
Total	33.9	0.61	0.03	13.1	0.36	0.52	127.5	0.30	0.40	174.4	0.36	2,001,575	0.33	1,274,910

*Rounded numbers may not sum exactly.

Gold contained in oxide material consists of approximately 33.9 million tonnes grading 0.61 grams Au per tonne containing approximately 586,886 ounces within sediments and 4.3 million tonnes grading 0..49 grams Au per tonne containing 68,000 ounces for a total of about 655,000 ounces. The important physical and financial inputs used in the preparation of the estimated probable ore reserve are set out in the following table:

Table 1.8_1 La Arena Project Coffey Mining Pit Optimisation Economic Parameters
Parameter		Dump Leach	Mill
Market Price		$750 per ounce Au / $1.95 per lb Cu
Mining cost ($/t mined)	Sediment Porphyry	$1.49 ore, $1.12 waste $1.49 ore, $1.12 waste	$1.49 ore, $1.12 waste $1.49 ore, $1.12 waste*

Table 1.8_1 La Arena Project Coffey Mining Pit Optimisation Economic Parameters
Parameter		Dump Leach	Mill
Processing Cost ($/t Ore) G & A Cost		$2.22 $0.60**	$3.73 $0.95
Mill Recovery	Au Cu	65% 0%	40% 88%
Slope Angles Royalty		45º for all 1.7%
Calculated Cutoff Grades		0.18g Au/t***	0.10% Cu only
*	Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
**	Note the G&A cost assumed an ore processing rate of 13Mtpa when Whittle work was done.
***	Note for calculation and reporting of mineral reserves a cut-off of 0.2g/t for dump leach oxide gold was used.

La Arena Exploration Potential

In addition to the La Arena Project gold oxide and copper / gold porphyry resources, the property includes several prospects that have been defined by a combination of soil geochemistry and exploration diamond drilling (i.e. Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida).

Most exploration since discovery in 1994 has been focused on the La Arena Project deposit. Additional mineral occurrences and geochemical anomalies have been identified in the wider area of the property, but all have very limited drilling.

Four anomalies have been identified at La Florida in the southern part of the property:

  The Huangacocha gold anomaly in Chimu sandstone has been explored by 10 E-W orientated diamond core holes over a strike extent of 0.5km. The best holes intersected 84m @ 0.6g/t Au (DDH09), 64m @ 1.0g/t Au (DDH13), 26m @ 0.5g/t Au (DDH20), 12m @ 1.0g/t Au (DDH12) and 12m @ 0.2g/t (DDH19). Highest sample grades are 9.1g/t Au (DDH09) and 8.7g/t Au (DDH13). Sludge return grades at 5m intervals were as high as 41.4g/t Au (DDH12). The mineralization appears to correlate to ENE structural breccia zones of up to 20m wide. Outcrop at Huangacocha ends in terminal moraine to the north.

  The South gold anomaly in breccia and strongly fractured siltstone has been explored by 2 diamond core holes and by 10m spaced channel samples in a 120m road cut. One hole returned 20m @ 0.2g/t Au (DDH01), and the other hole returned a highest assay of 0.39g/t Au. Favourable grades (>1g/t Au) were encountered in the road cut sampling.

  The North gold anomaly in steeply fractured sandstone and minor siltstone has been explored by 2 diamond core holes. The highest sample grade was 0.46g/t Au. The highest grade in surface samples was 0.8g/t Au. Sludge return samples had insignificant Au grades.

  Agua Blanca is both an epithermal (breccia) and porphyry (dacite) target. Six holes were drilled at the prospect, 3 diamond core holes and 3 reverse circulation holes. The best hole was an RC hole drilled towards the SSW, with 70m @ 0.7g/t Au. Limited sampling of the outcrop has been conducted to date. Arsenic values are high, up to 1.86% As.

Exploration surveys and interpretations completed to date within the La Arena project have largely been planned, executed and supervised by expatriate and national personnel, supplemented by consultants and contractors for more specialised or technical roles. The data is considered to be of good quality.

Jan de Visser, Qualified Person, determined that the existing known exploration targets are considered to readily justify further exploration and have the potential to significantly add to the resource inventory of the La Arena Project.

Additional information with respect to the following items concerning La Arena may be found within the Technical Report:

  Project description and location in Section 4;

  Accessibility, Climate, Local Resources and Physiography in Section 5;

  History in Section 6;

  Geological Setting in Section 7;

  Mineralization in Section 9;

  Exploration in Section 10;

  Drilling in Section 11;

  Sampling and Analysis in Section 12;

  Sample Preparation, Analyses and Security in Section 13;

  Mineral Resource and Mineral Reserve Estimates in Section 17; and

  Mining Operations in Section18.

The Company’s current development plan is to commence development of a gold oxide dump leach mine once construction permits have been received. Permit applications have been made and the Company anticipates receipt of the necessary permits during the second quarter of fiscal 2011.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for (i) the acquisition of attractive mineral properties; (ii) qualified service providers and labour; and (iii) equipment and suppliers. The ability of the Company to acquire gold and other mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploration and development. See "Risk Factors - Competition".

Employees

As at August 24, 2010, the Company and its subsidiaries had a total of 26 employees and approximately 100 consultants retained on a part time basis.

Social and Environmental Protection Policies

The current and future operations of the Company, including development and mining activities, are subject to extensive federal, provincial and local laws and regulations governing environmental protection, including protection and remediation of the environment and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties.

The Company has assisted members of the communities directly affected by the planned development of a gold oxide mine by:

  Helping them to establish a company, Consorcio La Arena SA that acts as a hiring agent for the provision of skilled and unskilled workers to the project development;

  Completed the design of a new school and will commence construction of the school once permits are received;

  Providing a service to bus children to school; and

  Commenced various training programs, such as, driver education.

The Company has one full-time employee in charge of co-ordinating community relations.

Peruvian legislation includes a comprehensive system of laws and regulations designed to protect the environment and the country’s culture heritage – See “Information Regarding Doing Business in Peru –Environmental Laws and Mine Closure and Remediation”. The Company engages consultants as needed and has one full-time employee to ensure compliance with Peruvian legislation.

INFORMATION REGARDING DOING BUSINESS IN PERU

The Company will be largely dependent upon foreign operations due to the fact that its current project is located in Peru.

The Republic of Peru is a democratic republic governed by an elected government headed by a president. Peru is a leading country for mining activities in South America. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment in Peru is treated in the same manner as domestic capital.

On May 29, 2008, Canada and Peru signed a Free Trade Agreement (“FTA”) which has improved market access for exporters by eliminating tariffs and reducing non-tariff trade barriers. The FTA builds on the Canada-Peru Foreign Investment Promotion and Protection Agreement (“Canada-Peru FIPA”) and should encourage the continued growth of Canadian investment in Peru’s mining, banking, oil and gas, electrical power, printing and other industries. The FTA will help Canadian investors by:

Protecting investors from discrimination while providing fair and equitable treatment and full protection and security in accordance with principles of customary international law;

Ensuring free transfer of capital related to an investment;

Protecting against expropriation without adequate and effective compensation;

Influencing the development of national laws through the promotion of good governance, the rule of law and transparency, which should lead to a better investment climate;

Promoting two-way investment flows through stronger reciprocal commitments; and

In addition to the procedural protections included in the Canada-Peru FIPA, investors will be entitled to effective, binding and impartial dispute settlement through international arbitration.

Peru has a developed mining infrastructure, a large pool of skilled technical and professional personnel and an established legal system. Legislation allows for full currency convertibility and repatriation of capital and profits from Peru and the country’s mining legislation offers access to mining concessions under an efficient registration system.

Current Government

On June 4, 2006, American Popular Revolutionary Alliance party (“APRA”) candidate Alan Garcia was elected to the presidency for a five-year term by 52.5% of the voters. After his first term from 1985 to 1990, President Garcia returned to the presidency with promises to improve Peru’s social conditions. He has retained for the most part the economic policies of the previous government, focusing on promoting private investment, reducing underemployment and unemployment and privatizing state-owned companies in various sectors. President Garcia also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. APRA has the majority of seats in the unicameral congress which was sworn in, in July 2006.

Mining in Peru

Peru is the world’s third-largest producer of copper and zinc, the largest producer of silver, and the fifth-largest producer of gold. Minerals have traditionally been the most important source of export revenue; averaging around 50% of total Peruvian export earnings during the 1998 to 2005 period and currently represent about 60% of the country’s export earnings. The mining sector has also consistently been one of the fastest growing sectors in recent years due to increased exploration and development expenditures and the start-up of several new mines.

Peruvian Mining Laws

Mining activities in Peru are subject to the provisions of the Uniform Text of General Mining Law (“General Mining Law”), which was approved by Supreme Decree No. 14-92-EM on June 4,1992 and its several subsequent amendments and regulations, as well as other related laws. Under Peruvian law, the Peruvian State is the owner of all mineral resources in the ground, and it grants the right to explore for and exploit minerals by way of awarding mining concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of the surface land on which it is located. The term of a concession is indefinite, provided that related annual validity fees are duly and timely paid. The rights manifested in a mining concession are protected against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract not specifically forbidden by law. Mining concessions may be privately owned and no minimum state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

Annual License Fees

Concession holders must pay an annual licence fee (the “derecho de vigencia”) by June 30 of each year. The derecho de vigencia is currently US$3 per hectare. Failure to pay the derecho de vigencia for two consecutive years will result in the forfeiture of the mining concession(s). See “Amendments to Peruvian Mining Law” below.

Minimum Production Obligation

Metallic mining concession holders must reach a minimum level of annual commercial production (“Minimum Production”) of at least US$100 per hectare in gross sales within six years of the date the concession was granted. If minimum production is not achieved within that period of time, a penalty (the “penalidad”) shall be paid by the titleholder in the amount of six dollars per year per hectare until Minimum Production is reached. Should such failure to comply continue beyond the 11th year, the penalidad increases to 20 dollars per year per hectare. Failure to pay the penalidad for two consecutive years will result in the forfeiture of the mining concession(s). See “Amendments to Peruvian Mining Law” below.

Royalties

In June 2004, Peru’s Congress approved a bill to allow royalties to be charged on mining projects. The royalties are levied on a Peruvian mine’s annual sales of minerals in refined, semi-refined or concentrate form according to the international market value of minerals at the following rates:

1.0% for sales up to US$60 million;

2.0% for sales between US$60 million and US$120 million; and

3.0% for sales greater than US$120 million.

The base to calculate the royalty is the international market value of the specific mineral, although certain deductions are allowed, such as indirect taxes, insurance, freight, storage, stow and loading expenses, as well as costs assumed according to the International Chamber of Commerce terms agreed.

The royalty obligation is applied on the date an invoice is delivered or the product is delivered, whichever is first. A penalty of 10% is imposed for non-payment, which is updated with interest up to the date the royalty is actually paid.

Ownership of Mining Rights

Pursuant to the General Mining Law:

(a)	mining rights may be forfeited only due to a number of enumerated circumstances provided by law (e.g. non payment of the license fees or penalties);

(b)

equal rights to explore for and exploit minerals by way of concession may be granted to either Peruvian nationals or foreigners, except on concessions located within 50km of the Peruvian border which require for foreign owners an express authorization from the State by Supreme Decree approved and enacted by the Peruvian Cabinet; and

(c)

the right to sell mining production freely in world markets is established. Peru is a party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Company.

Environmental Laws

The Peruvian General Environmental Law, Law No 28611 approved on October 15, 2005, provides that mining companies are responsible for the emissions, effluents, discharges and other negative impacts generated as a consequence of their activities on the environment, health or natural resources. Supreme Decree 016-93-EM Regulations for Environmental Protection of Mining Activities and Supreme Decree

020-2008-EM the Environmental Regulation for Exploration Mining Activities are the controlling regulations establishing the responsibility of government agencies to monitor compliance with the law.

The Peruvian Ministry of Energy and Mines establishes an environmental protection policy, proposes maximum allowable levels for effluents and signs environmental administrative stability agreements. The Ministry of Energy and Mines through its Director of Mining Environmental Issues is responsible for supervising environmental obligations corresponding to mining companies.

Pursuant to Supreme Decree 020-2008-EM approved on April 2, 2008, concession holders are required to obtain an environmental permit from the Directorate for Environmental Affairs in order to carry out mining exploration and development activities. Mining companies are responsible for the control of emissions, discharges of effluent and disposal of all by-products resulting from their operations, as well as for any negative impact caused to the environment as a result of the development of mining activities. This regulation also establishes that mining companies are responsible for the control of substances that may impose any hazard, either due to excessive concentrations or prolonged exposure.

Generally, an exploration permit is required for all exploration drilling programs. The law provides for two categories of exploration activities, depending on the extent of the impact caused to the surface, which are more completely described under the heading “Peru-Permitting”. An exploration permit is not required for minor geological and geophysical assessments or studies such as surface rock sampling.

Impact of Environmental Non-Compliance

Non-compliance with Peruvian environmental laws or regulations can result in the imposition of administrative sanctions, such as fines or closure orders. Failing to comply with environmental obligations or tax regulations could result in criminal and civil action against a company and its representatives.

Ministry of the Environment

The Peruvian Ministry of the Environment was created by means of Legislative Decree No. 1017, approved on May 14, 2008.

Pursuant to the abovementioned Decree, this Ministry is in charge of the development and direction of the national environmental policy, control of the compliance of the national environmental legal framework by private and public entities, and imposing sanctions in any event of infringement of national environmental laws.

Since the approval of this Decree, the National Environmental Council and the Natural Protected Areas Office of the National Institute of National Resources were merged into the Ministry of the Environment.

At this time the future administration of environmental laws and regulations is unknown.

Mine Closure and Remediation

On October 14, 2003, the Peruvian government published Law 28090 Mine Closure Law (“Mine Closure Law”) which establishes provisions relating to mine closure plans. For existing mining operations, the Mine Closure Law established that a mine closure plan must be submitted for certification to the Peruvian Ministry of Energy and Mines within a one-year period after the implementing regulation comes into effect. In the case of the new mining operations, the mine closure plan must be submitted for certification within a one-year period after approval of the mine’s EIA. The Mine Closure Law became effective on August 16, 2005 along with the enactment of its Regulation by Decree No. 033-2005-EM (the “Closure Regulation”).

The Closure Regulation provides that a mining company must post a financial warranty for the estimated costs associated with its mine closure plan. In this order, the Closure Regulation establishes that the warranty must be paid every year over the estimated life of the mine, within the first 12 days of each year. These payments would start in the year following the approval of the corresponding mine closure plan. The law also provides that the warranty may take the form of insurance, cash collateral, a trust agreement or other forms as permitted by the Peruvian law.

Workers Participation

Under Peruvian law, every company that generates income and has more than 20 workers on its payroll is obligated to grant a share of its profits to its workers. For mining companies, the percentage of this profit-sharing benefit is 8% of pre-tax income. Cooperative, self-managed companies, civil partnerships and companies that do not have more than 20 workers are exempt from this profit-sharing obligation. Both permanent and contract workers must be taken into account for purposes of these laws; the only legal requirement is that such workers must be registered on a company’s payroll.

The profit-sharing amount made available to each worker is limited to 18 times the worker’s monthly salary, based upon their salary at the close of the previous tax year.

In case there is a remnant between 8% of a company’s pre-tax income and the limit of the workers profit-sharing benefit, it shall be used for the creation of a fund for the purpose of worker training and job promotion, as well as public investment projects.

Regulatory and Supervisory Bodies

Three primary entities in Peru regulate and supervise mining companies. They are the Ministry of Energy and Mines, the Instituto Geológico Minero Metalúrgico (“INGEMMET”) and the Supervisory Entity for the Investment in Energy and Mining (“OSINERGMIN”). The Ministry of Energy and Mines promotes the integral and sustainable development of mining activities, and regulates all the activities in the Energy and Mines sector. OSINERGMIN oversees regulatory compliance for safety, environmental protection, job-related health, contractors, and mining development matters. In addition to officers of OSINERGMIN, private companies specifically registered for this purposes are permitted to supervise such compliance.

INGEMMET is the Government Entity responsible for granting mining concessions, giving the concession holder the right to explore and exploit the zone where such concessions are located. Concession holders are required to explain how operations will comply with Peruvian environmental regulations by filing an EIA.

Other Peruvian governmental and regulatory bodies involved with mining activities include:

  National Institute of Natural Resources, which manages protected natural areas and issues an advisory opinion on every concession holder’s EIA, to the extent that planned operations will alter natural landscape.

  General Bureau of Environmental Health of the Ministry of Health, which manages waste discharge into the environment and related issues, particularly those that may affect public health.

  Ministry of Internal Affairs, which approves the acquisition, transport and usage of explosives for mining companies.

  National Institute of Culture, which certifies the non-existence of archaeological remains, as typically required for the Environmental Impact Assessment.

  General Bureau of Harbour Masters’ Offices and Coastguards, which enforces sanctions if rivers or navigable lakes located within Peru’s national borders are contaminated for whatever reason.

  Ministry of Agriculture, which approves water usage permits.

  Regional governments in the case of artisan or small scale miners.

In conjunction with the Peruvian central government, regional governments manage natural resources in order to improve the quality of the environment. In addition, municipalities grant licenses for municipal, business, and residential construction.

Amendments to Peruvian Mining Law

Legislative Decree 1010, published in the Official Gazette on May 9, 2008 (the “Decree”), shall substitute several articles of the General Mining Law. The stated aim of the recent proposals is to encourage mineral concession holders to effectively conduct exploration and development activities. The Decree’s amendments to the General Mining Law shall be in force as from the approval of its regulations, which shall be prepared by the Executive Power by Supreme Decree signed by the Ministry of Energy and Mines in a maximum of 45 business days as from May 9, 2008. The following is a brief description of the amendments to be introduced by the Decree pertaining to minimum production, penalties and license fees.

Minimum Production

Amongst the provisions of the General Mining Law that shall be replaced is article 38, which currently determines Minimum Production.

Under the Decree, Minimum Production shall be equivalent to one Tax Unit per year and per hectare granted for metallic substances, and of ten per cent (10%) of a Tax Unit per year and per hectare granted for non metallic substances. A Tax Unit is currently S/. 3,500.00, approximately US$1,300.00 at a S/. 2.7 per US$1.00 exchange rate. The Decree shall also vary the minimum production required for small scale miners and for artisan miners.

The current minimum production deadline is the expiry of the seventh year from the year in which title to concession was granted. The Decree provides one additional year in which to attain minimum production.

The Decree also amends the penalty regime. If minimum production is not reached by the first semester of the eighth year from the year in which the mineral concession is granted, the concessionaire must pay a penalty equivalent to ten per cent (10%) of the annual minimum production enforceable per year and per hectare, until the year in which minimum production is attained.

The Decree provides a new cause of termination of mineral concessions. If minimum production is not reached by the 13th year from the later of the year in which the mineral concession was granted and the effective date of the Decree, the said mineral concession shall be declared terminated.

In addition, the Decree shall establish that termination for not reaching minimum production shall not be applicable if it was not reached due to duly evidenced force majeure.

Termination of Mineral Concessions

The Decree shall establish that non-payment of license fees during any two years is a cause of termination of mineral concessions. It shall not be necessary for the said default to be for two consecutive years to cause the termination of the mineral concession in question.

Permitting

Permitting Process

Permitting in Peru is divided in five categories related to the different stages of a mining operation:

(a)	Exploration;

(b)	Feasibility;

(c)	Development / Construction;

(d)	Production; and

(e)	Mine Closure.

Permitting for Exploration & Development

Pursuant to Supreme Decree 020-2008-EM approved on April 2, 2008, concession holders are required to obtain an environmental permit from the Directorate for Environmental Affairs of the Ministry of Energy and Mines in order to carry out exploration and development activities. Mining companies are responsible for the control of emissions, discharges of effluent and disposal of all by-products resulting from their operations, and for the control of substances that may impose any hazard, either due to excessive concentrations or prolonged exposure.

For exploration companies, specific environmental policies have been implemented such as DS No. 020-2008-EM- Environmental Regulation for Mining Exploration Activities. This decree classifies exploration companies, and their obligations, into two categories:

(a)	Category I: Activities for an exploration area of up to 20 drill platforms requiring less than ten hectares and tunnels up to 50 meters long.

  Obtain the approval of an “Environmental Impact Statement” (Declaración de Impacto Ambiental “DIA”).

(b)	Category II: Activities for an exploration area of more than 20 drill platforms requiring more than ten hectares and tunnels more than 50 meters long.

  Obtain the approval of a “Semi Detailed Environmental Impact Assessment” (Estudio de Impacto Ambiental Semi Detallado “EIAsd”).

Permitting for Feasibility and Development through Mine Closure

A number of permits are required to be issued by Peruvian government authorities prior to mining operations commencing.

An approved EIA encompassing a description of the operation, environmental baseline study and management plan, mitigation and closure plans is required prior to any mining exploitation and involves public workshops mediated by registered environmental consultants. Approval terms are 120 calendar days and lack of response is deemed approval. It is generally understood that the approval process usually lasts much longer (180 to 270 calendar days) depending on the number and nature of observations raised by authorities. It is valid for the lifetime of the mine but may be modified upon changes to the mine plan.

One year after the start of mining activities, the Company must have an approved mine closure plan that includes the closure measures and associated cost estimates. At this time the Company does not have a mine closure plan. As discussed above, a financial warranty must be posted no later than the first 12 days of the following year in which the mine closure plan has been approved in order to secure the execution of the mine closure and post closure measures comprised in the plan.

In order to begin mining exploitation activities, the company must obtain an Authorization to Begin Exploitation Activities. In order to obtain this authorization, the company must describe in the authorization request the methods and techniques to be used during the operation. This authorization is granted by the General Mining Directorate of the Ministry of Energy and Mines after a 30 day administrative procedure that requires the prior approval of the EIA and proper land use rights.

A Beneficiation Concession will grant the company the right to extract and refine metals. The concession will be granted upon presentation of the final design and construction maps of the processing plant, tailings pond and ancillary facilities. An approved EIA, a water use right, a sanitary authorization for wastewater discharge and a valid title over the land where the plant would be located are also requirements established by law in order to obtain the Beneficiation Concession title.

In connection with the Water Right, the titleholder is granted the right to use a determined maximum volume of water from a specific source (surface or underground water sources) for well-defined uses.

Pursuant to the General Water Act – Legislative Decree No. 17752, its regulation and its amendments, water rights are classified as follows:

(a)

Permit for the use of water: grants its titleholder the right to use surplus water resources derived from a pre-existing water right. Permits are granted by the Technical Administration of the corresponding Irrigation District.

(b)

Authorization for the use of water: grants its titleholder the right to use water during a fixed period of time in order to execute temporary activities (eg. mining exploration activities). Authorizations are granted by the corresponding Regional Directorate of Agriculture.

(c)	License for the use of water: grants its titleholder the right to use water on a permanent basis for a defined use (eg. mining exploitation activities). Licenses are granted by INRENA.

With respect to wastewater discharges, the General Health Protection Law, Law No. 26842, establishes that no individual or company is allowed to discharge waste or polluting substances into the water, the air or the soil without adopting the purification measures set forth by health and environmental protection regulations. Under section 57 of Supreme Decree 261-69-AP, which regulates the application of Titles I, II and III of the General Law on Water, no solid wastes, gaseous effluents or waste liquids can be dumped into Peru’s maritime or terrestrial waters without the national health authority’s prior authorization. Currently Dirección General de Salud Ambiental, an office of the Ministry of Health, is the national health authority with jurisdiction over this matter.

Regarding national heritage issues, all projects which may affect Peruvian national heritage must obtain a Certificate of Non-existence of Archaeological Remains from the National Institute of Culture (“INC”) for their operation to proceed. Finally, other licenses such as transportation and storage of explosives, authorization for thermo-electric generation plants and use of liquid fuels (among others) must be obtained prior to the commencement of mining activities. Approximately 12 ministries and agencies (from the federal to the municipal levels) are involved in the permitting process.

Taxation and Foreign Exchange Controls

Corporate net income is taxed at a rate of 30% of annual net income, subject to an additional 4.1% tax if profits are distributed to shareholders. Advance monthly payments are required on a percentage of taxable income, subject to a final settlement in March of the following business year (January 1 through December 31).

Congress has approved a Temporary Net Assets Tax, which will apply to companies subject to the General Income Tax Regime. Net assets are taxed at a rate of 0.5% on the value exceeding S./ 1,000,000 (approximately US$370,000). Taxpayers must file a tax return during the first 12 days of April and the amounts paid can be used as a credit against income tax. Companies which have not started productive operations or those that are in their first year of operation are exempt from the tax.

The Tax Administration Superintendent is the entity empowered under the Peruvian Tax Code to regulate central government taxes. The Tax Administration Superintendent can enforce tax sanctions, which can result in fines, the confiscation of goods and vehicles, and the closing of a taxpayer’s offices.

There are currently no restrictions on the ability of a company operating in Peru to transfer foreign currency to or from Peru or to convert Peruvian currency into foreign currency.

Stability Agreements

The General Mining Law gives holders of mining rights the option to sign stability agreements with the Peruvian Government in connection with the commencement of new mining operations or expansion of existing mining operations. Companies must submit satisfactory documentation to the government regarding the planned amount of future investment in order to qualify for a stability agreement. Holders of mining rights starting up operations producing over 350 tonnes per day up to 5,000 or more tonnes per day and mining units already in production that increase production by 100% up to 5,000 or more tonnes per day can sign a stability agreement upon documentation of an investment program valued at no less than US$2,000,000.

Stability Agreements contain the following provisions:

  A 15-year term.

  Stability is applicable to the mining unit in which the investment is made.

  Tax stability protecting the company from any new tax or modification in tax after the date of the agreement.

  Any new regulation that creates mandatory bonds, loans to the Government or advance tax payments will not be applicable.

  Stability of foreign exchange regulations, including the free use of foreign currency generated by exports.

  No discrimination in the exchange rate, including guaranteed access to the most favourable exchange rate.

  Free trade rights with respect to the company’s mineral production.

  Stability with respect to any new non-income taxes such as temporary import or VAT refund for exportation.

  Administrative stability protecting the company from increases in the amount of annual fees and penalties.

  If a company signs a stability agreement, the corporate income tax rate increases from 30% to 32%.

RISK FACTORS

Overview

The Company's business consists of the exploration and development of mineral properties and is subject to certain risks. The risks described below are not the only risks facing the Company and other risks now unknown to the Company may arise or risks now thought to be immaterial may become material. No guarantee is provided that other factors will not affect the Company in the future. Many of these risks are beyond the control of the Company.

General Risk Factors

Risks inherent given the nature of mining, mineral exploration and development projects in general

Mining operations generally involve a high degree of risk. The Company's operations are subject to the hazards and risks normally encountered in the exploration, development and production of minerals, including environmental hazards, explosions, unusual or unexpected geological formations or pressures and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Development projects have no operating history upon which to base estimates of future cash operating costs. For development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Company has no revenue history

To date, the Company has not recorded any revenues from operations nor has the Company commenced commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of the La Arena Project or other properties in which the Company has an interest. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct time consuming development. There can be no assurance that the Company will generate any revenues or achieve profitability.

Liquidity concerns and future financings

The Company will require significant capital and operating expenditures in connection with the development of the La Arena Project or other properties in which the Company has an interest. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Disruptions in credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies. If future financing is not available to the Company when required, as a result of limited access to credit markets or otherwise, or is not available on acceptable terms, the Company may be unable to invest the capital for the Company’s development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could cause the Company to postpone or slow down its development plans, forfeit rights in some or all of the Company's properties or reduce or terminate some or all of its activities.

Risks Relating to the Company’s Business

Changes in the market prices for gold, copper and other minerals, which in the past have fluctuated widely, will affect the profitability of the Company’s operations and financial condition.

The Company’s profitability depends upon the world market price of gold, copper and other metals. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals are influenced by factors including:

  industrial and retail supply and demand;

  exchange rates;

  expectations with respect to inflation rates;

  interest rates;

  changes in global economies;

  confidence in the global monetary system;

  forward sales of gold, copper and other metals by producers and speculators; and

  other global or regional political, social or economic events.

The supply of gold, silver, zinc, copper and other metals consists of a combination of new mine production, recycled material and existing stocks held by governments, producers, speculators and consumers.

If the market prices for gold, copper or other metals fall below the Company’s full production costs and remain at such levels for any sustained period of time, it may not be economically feasible to commence or continue production. This would materially and adversely affect production, profitability and the Company’s financial position. The Company may, depending on hedging practices, experience losses and may determine to discontinue operations or development of a project or mining at one or more of its properties. If the price of gold or copper declines significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Gold and copper prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold, copper and other metals are produced, a profitable market will exist for them. A decline in the market price of gold, silver, zinc, copper or other minerals may also require the Company to write down its mineral properties which would have a material and adverse effect on its earnings and profitability and the Company’s ability to continue a going concern.

The Company has a limited operating history and there can be no assurance of its ability to operate its projects profitably.

The Company has no history of producing metals from its current properties. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  the availability and costs of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the La Arena Project. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. The risks and hazards involved in mining include:

  environmental hazards;

  industrial accidents;

  labour disruptions;

  metallurgical and other processing problems;

  unusual or unexpected rock formations;

  structural cave-ins or slides;

  flooding;

  fires;

  metal losses; and

  periodic interruptions due to inclement or hazardous weather conditions.

The Company’s operations may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of the Company also depends on the delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and future production activities.

Exploration on the Company’s existing exploration and mining tenements may prove unsuccessful. Mineable resources may become depleted resulting in a reduction of the value of those tenements and a diminution in the cash flow and cash reserves of the Company as well as possible relinquishment of the exploration and mining tenements.

The Company depends heavily on limited properties, and there can be no guarantee that the Company will successfully acquire additional commercially mineable mineral rights.

The La Arena Project accounts for the Company’s mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the La Arena Project such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect of the Company’s financial performance and results of operations.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Risks Relating to the La Arena Project

There can be no assurance that the La Arena Project will be brought into production or that it will ever be profitable.

The Company is primarily focused on the development of the La Arena Project. There can be no assurance that the La Arena Project will be brought into production or that it will ever be profitable. Also, the commercial viability of mineral deposits of the kind located and believed to be located on the La Arena Project are dependent upon a number of factors, including the quality, size, grade, and other attributes of the deposits and the proximity to, and availability of, infrastructure necessary to develop and exploit minerals on a commercial scale.

Company’s business is subject to potential political, social and economic instability in Peru.

The Company’s mineral property interests are located in the Republic of Peru. Regardless of recent progress in restructuring its political institutions and revitalizing its economy, Peru’s history since the mid-1980s has been one of political and economic instability under both democratically elected and dictatorial governments. These governments frequently have intervened in the national economy and social structure, including periodically imposing various controls the effects of which have been to restrict the ability of both domestic and foreign companies to freely operate. Although the Company believes that the current conditions in Peru are relatively stable and conducive to conducting business, the Company’s current and future mineral exploration and mining activities could be impacted by adverse political or economic developments. The adverse developments may include widespread civil unrest and rebellion, the imposition of unfavourable government regulations on foreign investment, production and extraction, prices, exports, income taxes, expropriation of property, environmental compliance and worker safety.

Changes in Peruvian regulations could increase the Company’s operating costs.

The Company’s ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which it has no control.

The future administration of environmental laws and regulations is unknown as a result of the newly created Ministry of the Environment.

The Peruvian Ministry of the Environment was created in May of 2008. This Ministry is in charge of the development and direction of the national environmental policy, control of the compliance of the national environmental legal framework by private and public entities, and imposing sanctions in any event of infringement of national environmental laws. Due to the recent creation of the Ministry of the Environment, the future administration of environmental laws and regulations in Peru is unknown at this time.

If Peru increases royalties or taxes in the future, there would be an adverse effect on the cost estimates that the Company has utilized in estimating mineralization, on its operating costs and on its anticipated profitability.

Although the Company currently has no revenues from its operations in Peru, the Company would be required to pay taxes in Peru on earnings generated from its Peruvian operations and these taxes are subject to change in the future. The Company’s estimates regarding the operating costs of the La Arena Project, which it has utilized in estimating mineralization, have assumed a current Peruvian tax rate, which may be increased in the future. Accordingly, the Company’s cost estimates may not represent an accurate statement of its future tax costs.

Currency fluctuations may affect the costs of doing business.

The Company’s activities and offices are currently located in Peru. Gold, copper and other metals are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company’s activities in Peru may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company’s cost of doing business. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not currently utilize hedging programs to mitigate the effect of currency movements.

Operations in Peru are subject to foreign currency exchange fluctuations. With respect to the Peruvian currency, the Company will transfer funds to its Peruvian subsidiary on an as needed basis to avoid significant exposure to currency fluctuations. The Company may suffer losses due to adverse foreign currency fluctuations.

Peru has a history of labour strife and unrest which may affect the costs of doing business.

Labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may materially impact operations.

Mineral resource and mineral reserve estimates may be inaccurate

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimates are a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between management's assumptions, including economic assumptions such as metal prices, market conditions and actual events could have a material adverse effect on the Company's mineral reserve estimates, financial position and results of operations.

Environmental regulation and enforcement will affect the Company’s activities

The Company's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Title to property interests may be unreliable

No assurances can be given that title defects to the properties in which the Company has an interest do not exist. These properties may be subject to prior unregistered agreements, interests or other land claims and title may be affected by undetected defects. If title defects do exist, it is possible that the Company may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates.

Title to mineral interests in some jurisdictions, is often not susceptible of determination without incurring substantial expense. In accordance with industry practice, the Company conducts such title reviews in connection with its properties as it believes are commensurate with the value of such properties.

Uninsured risks exist and may affect certain values

The Company maintains insurance to cover normal business risks. In the course of exploration and development of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including explosions, rock bursts, cave-ins, fire and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares.

Key-Man performance and liability insurance factors should be considered

The success of the Company will be largely dependent upon the performance of its key officers. The Company has not, as yet, purchased any "key-man" insurance with respect to any of its directors, officers, key employees and has no current plans to do so.

Although the Company may obtain liability insurance in an amount which management considers adequate, the nature of the risks for mining companies is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Competition could have material adverse effects

The Company competes with many other companies that have substantially greater resources. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund the Company's operations and develop its properties. The Company's inability to compete with other companies for these resources would have a material adverse effect on the Company's results of operations and business.

Dependence on outside parties and their performance are a factor

The Company has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Ability to attract and retain qualified personnel will determine the Company’s success

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, they will require additional key financial, administrative and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Availability of reasonably priced raw materials and mining equipment is required

The Company will require a variety of raw materials in its business as well as a wide variety of mining equipment. To the extent these materials or equipment are unavailable or available only at significantly increased prices, the Company's production and financial performance could be adversely impacted.

Share price fluctuations will likely occur

The market price of securities of many companies, particularly development stage companies, experience wide fluctuations in price that are not necessarily related to the operating performance or the underlying asset values of prospects of such companies. There can be no assurance that fluctuations in the Company's share price will not occur.

Dilution and future sales of Common Shares will be at the discretion of the Company

The Company may issue additional shares in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series and shareholders will have no pre-emptive rights in connection with further issuances. The directors of the Company have the discretion to determine the provisions attaching to any series of preferred shares and the price and terms of further issuances of Common Shares.

Failure to meet production targets and cost estimates will affect the Project

The development of the La Arena Project is premised on future production and capital cost estimates. If commercial production commences, actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, recovery, tonnage, dilution and metallurgical and other characteristics of the mineral ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment failures and other interruptions in production capabilities. If commercial production begins, production costs may also be affected by increased stripping costs, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company’s sales profitability, cash flow and overall financial performance.

Dividends may not be payable

The future payment of dividends on the Common Shares will be dependent upon the financial requirements of the Company to finance future growth, the financial condition and other factors which the Board of Directors may consider appropriate in the circumstances. The Company has not paid any dividends since its in Company and it is not anticipated that dividends will be paid in the immediate or foreseeable future.

Conflicts of interest exist

There are potential conflicts of interest which the directors and officers of the Company may be subject in connection with the operations of the Company. Some of the directors and officers of the Company are engaged in the mining industry, and situations may arise where directors and officers will be in direct conflict with the Company. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA, and the applicable statutes of the jurisdictions of the Company of the Company's subsidiaries.

DIVIDENDS

The Company has no dividend policy. No dividends have been declared in the three most recently completed financial years of the Company. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of the Company's earnings, financial requirements and other conditions existing at the relevant time.

CAPITAL STRUCTURE

General Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares") issuable in series. As at May 31, 2010, 108,035,575 Common Shares were issued and outstanding as fully paid and non-assessable shares and no Preferred Shares were issued and outstanding. At this time there are 118,543,075 Common Shares issued and outstanding as fully paid and non-assessable share.

Common Shares

The holders of the Common Shares are entitled to receive notice of and attend any meeting of the Company's shareholders and are entitled to one vote for each Common Share held (except at meetings where only the holders of another class of shares are entitled to vote). Subject to the rights attaching to any other class of shares, the holders of the Common Shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Company and are entitled to receive the remaining property upon liquidation of the Company.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Preferred Shares as determined by the Board of Directors of the Company, who may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. As at the date hereof, there are no Preferred Shares issued and outstanding. The Preferred Shares of each series shall, with respect to dividends, liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences and priorities over the Common Shares and any other shares of the Company ranking junior to such series of Preferred Shares.

MARKET FOR SECURITIES

The Common Shares of the Company are listed and posted for trading on the TSX Venture under the stock market symbol "RIO". Prior to July 24, 2009, the Common Shares traded on the TSX Venture under the stock market symbol "MSM". The following table sets forth the price range (high and low) of the Common Shares and volume traded on the TSX Venture for the periods indicated.

Price (C$)

	High	Low	Volume
2009
June 2009	$0.23	$0.17	1,879,000
July 2009	$0.25	$0.18	787,900
August 2009	$0.42	$0.23	1,056,400
September 2009	$0.45	$0.28	2,990,897
October 2009	$0.43	$0.31	2,091,642
November 2009	$0.45	$0.32	3,754,343
December 2009	$0.43	$0.35	2,212,526
2010
January 2010	$0.46	$0.34	2,163,570
February 2010	$0.49	$0.39	2,932,367
March 2010	$0.92	$0.49	8,525,148

Price (C$)

	High	Low	Volume
April 2010	$0.92	$0.72	4,752,821
May 2010	$0.82	$0.70	5,790,492
June 2010	$0.73	$0.65	4,824,545
July 2010	$0.84	$0.60	4,905,573
August 1-25, 2010	$0.92	$0.79	1,901,264

The Common Shares of the Company have been listed and posted for trading on the Bolsa de Valores de Lima since October 28, 2009, with no trades occurring in October, 2009. The following table sets forth the price range (high and low) of the Common Shares in U.S. dollars and volume traded on the Bolsa de Valores de Lima for the periods indicated.

Price (US$)

	High	Low	Volume
2009
November 2009	$0.43	$0.33	1,692,630
December 2009	$0.39	$0.34	3,715,572
2010
January 2010	$0.45	$0.36	4,230,002
February 2010	$0.45	$0.38	2,684,335
March 2010	$0.83	$0.47	11,852,253
April 2010	$0.86	$0.77	4,471,699
May 2010	$0.78	$0.70	3,500,256
June 2010	$0.70	$0.67	2,967,198
July 2010	$0.78	$0.60	3,712,056
August 1-25, 2010	$0.86	$0.76	3,136,256

ESCROWED SECURITIES

As at May 31, 2010, the Company has the following escrowed securities:

Number of Securities held in Escrow

Designation of Class	as at May 31, 2010	Percentage of Class

Common Shares	8,537,990(1)	7.9%

Note:

(1)	These Common Shares are held in escrow pursuant to voluntary escrow agreement among certain shareholders and Davis LLP and are releasable as follows:

Number of Common Shares to be Released	Release Date
2,134,497	June 25, 2010
2,134,497	October 25, 2010,
2,134,498	February 25, 2011
2,134,498	June 25, 2011

As at the Effective Date, a total of 2,134,497 Common Shares have been released from escrow.

DIRECTORS AND OFFICERS

Name, Residence, and Occupation

The following table sets forth the names and municipalities of residence of the current directors and executive officers of the Company, their respective positions and offices with the Company and date first appointed or elected as a director and/or executive officer and their principal occupation(s) within the past five years.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Klaus Zeitler(1)(2) West Vancouver, BC, Canada	Chairman and a Director since June 25, 2009

Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a Ph.D in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgeschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining Ltd., later Inmet Inc., a Toronto Stock Exchange listed company with assets of over $1 billion and base metal and gold mines in different parts of the world. After having been a director of Teck Cominco for many years, Dr. Zeitler joined Teck Cominco in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

Alexander Black San Isidro, Lima, Peru	Chief Operating Officer and a Director since June 25, 2009 and President since Jun 2, 2010

Alex Black lives in Lima, Peru and has 28 years experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Anthony Hawkshaw Vancouver, BC, Canada	Chief Financial Officer and a Director since June 25, 2009

Mr. Hawkshaw is a Chartered Accountant and holds a Bachelor Degree in Business Management from the Ryerson University. Since 2007 to present, Mr. Hawkshaw was a director of Rio Alto Mining S.A.C. From 2005 to 2007, Mr. Hawkshaw was the CFO of Grove Energy Limited, a London and Toronto listed oil and gas development company. In 2004, Mr. Hawkshaw was the CFO of Chariot Resources Limited for a period of 12 months. Prior to Chariot, Mr. Hawkshaw was CFO of Pan American Silver Corp. from 1995 to 2003. With more than 25 years experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru, Mr. Hawkshaw has extensive experience in the marketing of metals in refined and concentrate form and in metals trading. He has arranged numerous debt, equity and convertible debt financings with institutional investors, commercial banks and multilateral lending agencies. Mr. Hawkshaw has been a director of Statesman Resources Ltd. since July 19, 2006 and Caza Gold Corp. since June 3, 2009.

Feisal Somji Calgary, Alberta, Canada	VP Corporate Development and former President and CEO and a Director since May, 2007

Mr. Somji has a B.Sc. from the University of British Columbia and an MBA from Queens University. Mr. Somji has served as Director of Prize Mining Corporation (TSX-V) from February 26, 2003 to present and as President and CEO of Prize Mining Corporation from March 16, 2005 to November, 2005 and Chairman from November, 2005 to January 2009 and as a Director and CEO of Philippine Metals Inc. (TSX-V) from January 2009 to present. Mr. Somji also served as Director and President of New Meridian Mining Corp. (NEX) from August 2000 to March 24, 2006. In addition, he serves as Director of Savannah Diamonds Ltd., a private diamond exploration company.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Roger Norwich(1)(2) St. Magloire, Sark, Channel Islands	Director since May 2007

Dr. Norwich has a BA in Geology and Archaeology (1974) from Manchester University England. He also holds MB Bachelor of Medicine and ChB Bachelor of Surgery degrees from Manchester University. From 1990 to July 2006 he was Managing Director of Medicolegal Consultancy initially a private company then a Public Company trading on the OFEX (now Plus Market Group plc) trading platform in London England. Dr Norwich was non-executive Chairman of Nighthawk Energy plc an oil exploration company which trades on AIM in the London Stock Exchange between 2005 and September 2008. His duties included those of Chairman of the Audit Committee. Dr. Norwich was a founding director of Mexican Silver Mines (MSM-V) from May 7, 2007 to July 24, 2009 and to date remains a non-executive Director of Rio Alto Mining (RIO TSX-V) since the merger of Mexican Silver Mines Ltd with Rio Alto Mining Ltd on July 24, 2009. Dr. Norwich is Chairman of the Remuneration Committee. Dr. Norwich is non-executive Chairman of Grupo Minero Panuco a private mining company based in Monterrey Mexico which is involved in the production of Copper Gold and Molybdenum.

Drago Kisic(1) Lima, Peru	Director since March 15, 2010

Mr. Kisic specializes in investment banking, finance and macroeconomics. He holds a B.S. from Pontificia Universidad Católica del Perú and a Masters degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of CEMENTOS LIMA (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey and Teditex (textile related companies); and Banco Financiero (a commercial bank). Currently, he is President of Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL).

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Daniel Kenney(2) Calgary, Alberta, Canada	Corporate Secretary since May, 2007 and a Director since April 2008	Partner with the law firm of Davis LLP since September 2004.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly or exercised control or direction over, 15,455,232 Common Shares or approximately 13% of the issued and outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date of this Annual Information Form, has been a director, a chief executive officer or a chief financial officer of any company (including the Company), that:

(a)

was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date of this Annual Information Form, has been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within the past ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Audit Committee

The composition of the Audit Committee is as follows.

Mr. Drago Kisic is the Chairman of the Audit Committee and both is financially literate and independent. Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Peru and a Masters of Philosophy degree from Oxford University. He serves as a director of several companies, and has been the President of the Peruvian securities and companies’ regulatory authority, a Vice-President of the Lima Stock Exchange, and an advisor to the Executive Director of the World Bank. Mr. Kisic was the founding partner and is a director of MACROCUNSULT and MARCOINVEST and as such has worked with a number of international banks to advise the Peruvian Government during its privatization process for mining companies and telephone and telecommunications companies. Mr. Kisic’s education and business experience provides him with an understanding of the accounting principles used by the Company to prepare its consolidated financial statements and to access the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. His experience also includes an understanding of internal control procedures for financial reporting and an ability to analyze and evaluate financial statements with a level of complexity comparable to the breadth and level of complexity involved in the preparation of the Company’s financial statements.

Dr. Klaus Zeitler is independent and financially literate. Dr. Zeitler is a director of numerous reporting issuers and has experience in the analysis and evaluation of financial statements, an understanding of internal control systems and financial reporting procedures.

Dr. Roger Norwich is independent and financially literate. Dr. Norwich a director of numerous reporting issuers and has experience in the analysis and evaluation of financial statements, an understanding of internal control systems and financial reporting procedures.

The Audit Committee has procedures requiring that certain non-audit services be pre-approved. Such procedures are set out in the text of the Audit Committee Charter attached as Schedule A to this Annual Information Form.

The aggregate fees billed by the Company’s external auditors in each of the two fiscal years noted below for audit and other fees are as set out in the following table.

Year Ended May 31	Audit Related	Taxation Related	Other	Total
2009	$65,532	$3,750	$8,839	$78,121
2010	$55,880	$14,000	$35,598	$105,478

Conflicts of Interest

Certain directors and officers of the Company and its subsidiaries are associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with corporate laws, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Company will only be able to devote part of their time to the affairs of the Company. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best of the Company’s knowledge, there were no legal proceedings during the year ended May 31, 2010, to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated during the financial year ended May 31, 2010.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the Common Shares or any Associate or Affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company, except that:.

Alex Black and Anthony Hawkshaw were former directors, officers and founders of RAML. The Company acquired a 100 per cent ownership interest in RAML and subsequently was amalgamated with Rio Alto as previously described under “General Development of the Business. Each on Mr. Black and Mr. Hawkshaw and their families were the beneficial owners of more than 10% of RAML and each of them became officers and directors of the Company as a result of the acquisition of RAML and amalgamation of RAML and Rio Alto.

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Olympia Trust Company at its Calgary office located at 2300, 125 - 9 Avenue SE., Calgary, Alberta, T2G 0P6.

MATERIAL CONTRACTS

Other than contracts which were entered into in the ordinary course of business, the Company has entered into the following material contracts during the most recently completed financial year ended May 31, 2010 or before the most recently completed financial year but that are still in effect:

1.        La Arena Agreement.

INTERESTS OF EXPERTS

Names of Experts

Messrs. Kirk, de Visser and Witt are "qualified persons", as defined in NI 43-101, and the authors responsible for the preparation of the Technical Report.

Interests of Experts

The Company's auditor is Davidson and Company LLP, Chartered Accountants, who have audited the Company's Consolidated Financial Statements for the financial year ended May 31, 2010.

To the best knowledge of the Company, none of the qualified persons named under "Names of Experts" referenced above , when or after they prepared the statement, report or valuation, has received any interest, directly or indirectly, in the securities of the Company or its Associates or Affiliates, nor do they expect to receive or acquire any such interests.

ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's Management Information Circular and Proxy Statement for its annual meeting of shareholders to be held on September 29, 2010. Additional financial information is provided in the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the financial year ended May 31, 2010 which are available on SEDAR.

Copies of the foregoing documents and this Annual Information Form and any document, incorporated by reference in this Annual Information Form may be obtained by accessing SEDAR, the electronic system recording Canadian public securities filings, at www.sedar.com.

SCHEDULE A

AUDIT COMMITTEE CHARTER

I.	Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

  Review and appraise the performance of the Corporation’s external auditors.

  Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.

II.	Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be independent directors, pursuant to the policies of the TSX Venture Exchange.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Corporation’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Board of Directors, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor.

IV.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.

Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.	Require the external auditors to report directly to the Committee.

4.	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

5.

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation and confirming their independence from the Corporation.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

9.	Review with management and the external auditors the terms of the external auditors’ engagement letter.

10.

At each meeting, may consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

11.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

12.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

13.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent (5%) of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non- audit services are provided;

ii.	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Process

14.	In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

15.	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

16.	Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management.

17.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

18.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19.	Review any significant disagreement among management and the external auditors regarding financial reporting.

20.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

21.	Review the certification process.

22.	Establish procedures for:

i.	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

ii.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

23.	Review disclosure of any related-party transactions.

V.	Authority

The Committee may:

(a)	engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.